

March 13, 2013

Via U.S. Mail
Mr. Luis Francisco Saenz
President, Chief Executive Officer, and Director
Li3 Energy, Inc.
Marchant Pereira 150 Of. 803
Providencia, Santiago de Chile
Chile

> **Re:** **Li3 Energy, Inc.**
> **Post-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed March 1, 2013**
> **File No. 333-175329**

Dear Mr. Saenz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and/or providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that although the prospectus included in the post-effective amendment has been in use for more than nine months, the audited financial statements included in the registration statement were not updated previously as required under Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security. Please advise whether you have made any offers or sales using the prospectus during the period in which the audited financial statements were not current.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Esq. at (202) 551-3727 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-Mail</u>
        Richard I. Anslow, Esq.
        Anslow & Jaclin LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726